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Dataram Contact:              Investor Contact:

Mark Maddocks                 Joe Zappulla
Vice President, Finance       Wall Street Investor Relations Corp.
609-799-0071                  212-973-0883 or 301-907-4090
info@dataram.com              JZappulla@WallStreetIR.com


                  DATARAM REPORTS INCREASED EARNINGS
                         IN THIRD QUARTER

  o     Thirteenth Consecutive Quarter of Year-Over-Year Earnings
        Increases
  o     Company Resumed Share Repurchases

PRINCETON, N.J. February 9, 2001 -- Dataram Corporation (NASDAQ:
DRAM) today reported financial results for its fiscal third quarter ended January 31, 2001. The Company reported revenues of $26.8 million compared to $25.7 million for the same prior year period. Net earnings increased 11 percent to $2.0 million or $0.21 per diluted share from $1.8 million or $0.19 per diluted share for the third quarter of last fiscal year.

Revenues for the first nine months of the current fiscal year were $104.7 million, an increase of 37 percent compared to $76.3 million for the previous fiscal year period. Net earnings increased 46 percent to $8.0 million during the first nine months from $5.4 million during the first nine months of last fiscal year.



In thousands, except per          Third Quarter ended        Nine Months ended
      share amounts                  January 31,                January 31,

                            2001       2000      % Gain     2001     2000     % Gain
Revenues                 $26,829    $25,728      4%     $104,691  $76,278     37%

Earnings from Operations  $2,877     $2,823      2%      $11,931   $8,436     41%

Net Earnings              $2,030     $1,825     11%       $7,961   $5,438     46%

Diluted EPS                $0.21      $0.19     11%        $0.81    $0.56     45%

Shares Outstanding         9,745      9,781                9,842    9,658
(diluted)



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"While this quarter marks our thirteenth consecutive quarter of year-over-year earnings growth, recent price pressure experienced in the memory chip market has temporarily decelerated our rate of top-line growth," commented Bob Tarantino, Dataram's chairman, president and CEO. "Additionally, capital spending has slowed and our business is not immune. However, our inventories and expenses remain in tight control. We manage our business to respond quickly to changes in the marketplace and to the needs of our customers."

During Dataram's fiscal third quarter, the Company introduced four new products into the market to address the growing demand for memory and bandwidth in the Internet. The most recent product introductions included memory for Hewlett Packard's new NetServer LP 1000 and 2000 systems, designed for Web hosting and infrastructure and server-based computing applications, and memory for Compac's new ProLiant DL 320 server for Web hosting, video
streaming and other Internet related applications.   Dataram also
introduced Double Data Rate SDRAM DIMM modules and ultra-thin memories for the next generation servers.

Mark Maddocks, Dataram's CFO added, "During the third quarter gigabytes shipped increased 29 percent year-over-year offset by a 19 percent decline in selling prices driven by a sudden reduction in the price of memory chips used in our products. Our net margins and free cash flow remained strong."

As part of a previously announced share repurchase program, the Company purchased 87,400 shares of its common stock in the third quarter at a total price of $1,028,000.

Mr. Tarantino stated, "Softening economic conditions have prompted industry concern over the pace of growth expected over the next six months, potentially leading to a cyclical shift in demand. Dataram's business and pricing models are designed to take advantage of these cycles by providing reliable, quality alternatives at a significant cost advantage. While current economic conditions


                                   -2-

create near term uncertainty, we expect our fourth quarter earnings to exceed last year's fourth quarter and we are currently projecting 25 percent earnings growth in fiscal 2002."

Dataram will conduct a conference call at 11:00 a.m. (EST) today to present its second quarter financial results and to respond to investor questions. Interested shareholders may participate in the call by dialing 800-354-6885 and providing the following reservation number: 17880724. It is recommended that participants call 10 minutes before the conference call is scheduled to begin. The conference call can also be accessed over the Internet through
Vcall at www.vcall.com.   A replay of the call will be available
approximately one hour after the completion of the conference call through Vcall and for 24 hours by dialing 800-633-8284 and entering the reservation number listed above.

ABOUT DATARAM CORPORATION

Dataram Corporation is a leading provider of gigabyte memory upgrades for network servers. The Company specializes in the manufacture of large capacity memory for Compaq, Hewlett-Packard, IBM, Intel, Silicon Graphics and Sun Microsystems computers. Dataram, headquartered in Princeton, New Jersey, is celebrating its 34th year in the computer industry. Additional information is available on the Internet at www.dataram.com.

                      Financial Tables Follow

                                -3-


                              DATARAM CORPORATION AND SUBSIDIARY
                              CONSOLIDATED STATEMENTS OF EARNINGS
                            (In thousands, except per share amounts)


                                              Three Months Ended        Nine Months Ended
                                           1/31/2001    1/31/2000    1/31/2001     1/31/2000
                                           _________    _________    _________     _________
                                                (Unaudited)               (Unaudited)

Revenues                                  $   26,829   $   25,728    $  104,691   $   76,278
Costs and expenses:
Cost of sales                                 19,838       19,457        79,454       56,811
Engineering and development                      386          372         1,172        1,048
Selling, general and administrative            3,728        3,076        12,134        9,983
                                          __________   __________    __________   __________
                                              23,952       22,905        92,760       67,842

Earnings from operations                       2,877        2,823        11,931        8,436

Interest income, net                             317          123           839          348
                                          __________   __________    __________   __________

Earnings before income taxes                   3,194        2,946        12,770        8,784
Income taxes                                   1,164        1,121         4,809        3,346
                                          __________   __________    __________   __________

Net earnings                              $    2,030   $    1,825    $    7,961   $    5,438
                                          ==========   ==========    ==========   ==========

Net earnings per share:
   Basic                                  $     0.24   $     0.23    $     0.94   $     0.69
                                          ==========   ==========    ==========   ==========
   Diluted                                $     0.21   $     0.19    $     0.81   $     0.56
                                          ==========   ==========    ==========   ==========


Average number of shares outstanding:
   Basic                                       8,515        7,983         8,500        7,867
                                          ==========   ==========    ==========   ==========
   Diluted                                     9,745        9,781         9,842        9,658
                                          ==========   ==========    ==========   ==========


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                                 -4-


                      DATARAM CORPORATION AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                                 (in thousands)


                                     January 31, 2001      April 30, 2000
                                       (Unaudited)
ASSETS
Current assets:
    Cash and cash equivalents          $   20,823          $   13,650
    Trade receivables, net                 12,248              16,241
    Inventories                             4,366               4,651
    Other current assets                    1,381                 585
                                       __________          __________
    Total current assets                   38,818              35,127

Property and equipment, net                 6,438               5,007

Other assets                                   18                  17
                                       __________          __________
                                       $   45,274          $   40,151
                                       ==========          ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                     $   4,690           $   9,538
   Accrued liabilities                      2,482               2,878
                                       __________          __________
   Total current liabilities                7,172              12,416

Deferred income taxes                         841                 841

Stockholders' equity                       37,261              26,894
                                       __________          __________

                                       $   45,274          $   40,151
                                       __________          __________

The information provided in this press release may include forward-looking statements relating to future events, such as the development of new products, the commencement of production, or the future financial performance of the Company. Actual results may differ from such projections and are subject to certain risks including, without limitation, risks arising from: changes in the price of memory chips, changes in the demand for memory systems for servers, increased competition in the memory systems industry, delays in developing and commercializing new products and other factors described in the Company's most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission, which can be reviewed at http://www.sec.gov.

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